UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)
HANGER, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
41043F208
(CUSIP Number)
Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2016 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe XII, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [X] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,710,282
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,710,282
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,710,282
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe XII Delaware, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [X] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 301,484
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 301,484
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 301,484
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [X] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,026
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 50,026
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 50,026
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe XII Cayman, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [X] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 312,039
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 312,039
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 312,039
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: WCAS XII Co-Investors LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [X] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,554
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 25,554
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 25,554
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
14.	TYPE OF REPORTING PERSON OO

Schedule 13D
Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the
"Common Stock") of  Hanger, Inc., a   Delaware corporation (the "Issuer"). The address of the
Issuer's principal executive offices is 10910 Domain Drive, Suite 300, Austin, TX  78758.

Item 2.      Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following (each, a "Reporting Person"):

i)  Welsh, Carson, Anderson & Stowe XII, L.P., a Delaware limited partnership ("WCAS XII")

ii) Welsh, Carson, Anderson & Stowe XII Delaware, L.P., a Delaware limited partnership ("WCAS XII Delaware")

iii) Welsh, Carson, Anderson & Stowe XII Delaware II, L.P., a Delaware limited partnership ("WCAS XII Delaware II")

iv) Welsh, Carson, Anderson & Stowe XII Cayman, L.P., a Cayman Islands exempted limited partnership ("WCAS XII Cayman")

v) WCAS XII Co-Investors LLC, a Delaware limited liability Issuer ("Co-Investors")

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.  The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

(b)-(c) The principal business of each of the Reporting Persons is that of a private investment fund.  The sole general partner of WCAS XII and WCAS XII Delaware II is WCAS XII Associates LLC, a Delaware limited liability Issuer ("XII Associates"). The sole general partner of WCAS XII Delaware and WCAS XII Cayman is WCAS XII Associates Cayman, L.P., a Cayman Islands exempted limited partnership ("XII Associates Cayman"). The sole general partner of XII Associates Cayman is XII Associates. The principal business of XII Associates is that of acting as the general partner of WCAS XII, WCAS XII Delaware II and XII Associates Cayman. The principal business of XII Associates Cayman is that of acting as the general partner of WCAS XII Delaware and WCAS XII Cayman.  The individual managing members of XII Associates and Co-Investors are Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, Jonathan M. Rather, Sean M. Traynor, Eric J. Lee, Michael E. Donovan, Brian T. Regan, Christopher W. Solomon, Thomas A. Scully, Anthony F. Ecock and Edward P. Sobol.  The principal address of each entity and individual named in this Item 2 is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

 (d)–(e)  During the last five years, neither the Reporting Persons nor the individuals named in this Item 2 have (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the individuals named in this Item 2 other than D. Scott Mackesy is a citizen of the United States.  D. Scott Mackesy is a citizen of Canada.

Item  3.    Source and Amount of Funds or Other Consideration.

The source of funds for the acquisitions of Common Stock described in Item 5(c) below was the working capital, or funds available for investment, of the Reporting Persons.

Item  4.   Purpose of  Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer and may, based on such review as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional Common Stock or other securities of the Issuer, on the open market or in privately negotiated transactions. In addition, based on their review and/or discussions with management, the Reporting Persons may explore a possible acquisition or restructuring of the Issuer. The Reporting Persons reserve the right to at any time change their present intentions with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the Common Stock.

Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.  Without limiting the generality of any of the above, the Reporting Persons reserves the right (subject to any applicable restrictions under law or contract) to at any time or from time to time (i) sell, transfer or otherwise dispose of securities of the Issuer in public or private transactions, (ii) cause securities of the Issuer to be distributed in kind to its investors, (iii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to securities of the Issuer, and/or (v) encourage (including, without limitation, through their designee(s) on the Issuer's Board of Directors, if any, and/or communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Issuer's capitalization or dividend policy, or (C) other changes to the Issuer's business or structure.

Item 5.   Interest in Securities of the Issuer.
The information below with respect to percentage ownership is based on a total of 35,779,549 shares of Common Stock outstanding as of February 29, 2016, as reported in the Issuer's Report on Form 8-K dated February 28, 2016 filed with the Securities and Exchange Commission on March 2, 2016.
(a)

WCAS XII

WCAS XII directly beneficially owns 1,710,282 shares of Common Stock, or approximately 4.8% of the Common Stock outstanding.  XII Associates, as the general partner of WCAS XII, may be deemed to indirectly beneficially own the securities owned by WCAS XII.

WCAS XII Delaware

WCAS XII Delaware directly beneficially owns 301,484 shares of Common Stock, or approximately 0.8% of the Common Stock outstanding.  XII Associates Cayman, as the general partner of WCAS XII Delaware, and XII Associates, as the general partner of  XII Associates Cayman, may be deemed to indirectly beneficially own the securities owned by WCAS XII Delaware.

WCAS XII Delaware II

WCAS XII Delaware II directly beneficially owns 50,026 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.  XII Associates, as the general partner of WCAS XII Delaware II, may be deemed to indirectly beneficially own the securities owned by WCAS XII Delaware II.

WCAS XII Cayman

WCAS XII Cayman directly beneficially owns 312,039 shares of Common Stock, or approximately 0.9% of the Common Stock outstanding.  XII Associates Cayman, as the general partner of WCAS XII Cayman, and XII Associates, as the general partner of  XII Associates Cayman, may be deemed to indirectly beneficially own the securities owned by WCAS XII Cayman.

Co-Investors

WCAS X directly beneficially owns 25,554 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of XII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS XII, WCAS XII Delaware II, WCAS XII Delaware and WCAS XII Cayman. Each of the managing members of XII Associates disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of XII Associates, in the securities owned by WCAS XII, WCAS XII Delaware II, WCAS XII Delaware and/or WCAS XII Cayman. The managing members of Co-Investors may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by Co-Investors. Each of the managing members of Co-Investors disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of Co-Investors.

(c) In the sixty days preceding the date of this filing the Reporting Persons purchased Common Stock in open market brokers' transactions as follows:

Transaction Date	Purchaser	Number of Shares	Price Per Share
05/23/2016	WCAS XII	4,886	$6.50 (1)
05/23/2016	WCAS XII Delaware	929	$6.50 (1)
05/23/2016	WCAS XII Delaware II	153	$6.50 (1)
05/23/2016	WCAS XII Cayman	954	$6.50 (1)
05/23/2016	Co-Investors	78	$6.50 (1)
06/01/2016	WCAS XII	29,107	$6.46 (2)
06/01/2016	WCAS XII Delaware	5,531	$6.46 (2)
06/01/2016	WCAS XII Delaware II	911	$6.46 (2)
06/01/2016	WCAS XII Cayman	5,684	$6.46 (2)
06/01/2016	Co-Investors	467	$6.46 (2)
06/08/2016	WCAS XII	325,682	$6.95
06/08/2016	WCAS XII Delaware	61,893	$6.95
06/08/2016	WCAS XII Delaware II	10,195	$6.95
06/08/2016	WCAS XII Cayman	63,596	$6.95
06/08/2016	Co-Investors	5,226	$6.95
06/10/2016	WCAS XII	381,312	$7.00
06/10/2016	WCAS XII Delaware	72,466	$7.00
06/10/2016	WCAS XII Delaware II	11,937	$7.00
06/10/2016	WCAS XII Cayman	74,460	$7.00
06/10/2016	Co-Investors	6,118	$7.00
06/13/2016	WCAS XII	401,349	$7.00
06/13/2016	WCAS XII Delaware	76,274	$7.00
06/13/2016	WCAS XII Delaware II	12,564	$7.00
06/13/2016	WCAS XII Cayman	78,373	$7.00
06/13/2016	Co-Investors	6,440	$7.00
07/13/2016	WCAS XII	498,960	$7.90
07/13/2016	WCAS XII Delaware	87,955	$7.90
07/13/2016	WCAS XII Delaware II	14,595	$7.90
07/13/2016	WCAS XII Cayman	91,035	$7.90
07/13/2016	Co-Investors	7,455	$7.90

(1)	This is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.49 to $6.50.
(2)	This is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.44 to $6.50.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

 (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Not Applicable.
Item 7.  Material to be Filed as Exhibits.
Exhibit A – Joint Filing Agreement
Exhibit B – Power of Attorney executed by WCAS XII
Exhibit C – Power of Attorney executed by WCAS XII Delaware
Exhibit D – Power of Attorney executed by WCAS XII Delaware II
Exhibit E – Power of Attorney executed by WCAS XII Cayman
Exhibit F – Power of Attorney executed by Co-Investors

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2016

WELSH, CARSON, ANDERSON & STOWE XII, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.
/s/ David Mintz
Attorney-in-Fact
WCAS XII CO-INVESTORS LLC
/s/ David Mintz
Attorney-in-Fact

EXHIBIT A
Joint Filing Agreement

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as Exhibit A, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: July 22, 2016

WELSH, CARSON, ANDERSON & STOWE XII, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.
/s/ David Mintz
Attorney-in-Fact
WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.
/s/ David Mintz
Attorney-in-Fact
WCAS XII CO-INVESTORS LLC
/s/ David Mintz
Attorney-in-Fact

EXHIBIT B
POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz and James Gaven (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated: July 20, 2016

WELSH, CARSON, ANDERSON & STOWE XII, L.P.

By WCAS XII Associates LLC, its general partner

By:    /s/ Jonathan M. Rather                             __________
Jonathan M. Rather, Managing Member

EXHIBIT C
POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz and James Gaven (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), a Form ID, including amendments thereto, and any other related documents necessary or appropriate to obtain from the Electronic Data Gathering and Retrieval System of the Commission the codes, numbers and passphrases enabling the undersigned to make, and to so make, electronic filings with the Commission, one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated: July 20, 2016

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE, L.P.

By WCAS XII Associates Cayman, L.P., its general partner
By  WCAS XII Associates LLC, its general partner

By:        /s/ Jonathan M. Rather                            ___
Jonathan M. Rather, Managing Member

EXHIBIT D
POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz and James Gaven (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated: July 20, 2016

WELSH, CARSON, ANDERSON & STOWE XII DELAWARE II, L.P.

By  WCAS XII Associates LLC, its general partner

By:        /s/ Jonathan M. Rather                            ___
Jonathan M. Rather, Managing Member

EXHIBIT E
POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz and James Gaven (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated: July 20, 2016

WELSH, CARSON, ANDERSON & STOWE XII CAYMAN, L.P.

By WCAS XII Associates Cayman, L.P., its general partner
By  WCAS XII Associates LLC, its general partner

By:        /s/ Jonathan M. Rather                            ___
Jonathan M. Rather, Managing Member

EXHIBIT F
POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz and James Gaven (each, an "Attorney"), signing singly, with full power of substitution, a true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "Commission"), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated: July 20, 2016

WCAS XII CO-INVESTORS LLC

By:     /s/ Jonathan M. Rather                        ___
Jonathan M. Rather, Managing Member